Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 1, DATED JULY 22, 2024

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 29, 2024

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information (“SAI”), each dated April 29, 2024, relating to the Fund’s offering of unlimited common shares of beneficial interest.

Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce a change in the Fund’s distributor, administrator, fund accountant and transfer agent.

CHANGE IN SERVICE PROVIDERS

Effective July 22, 2024, Ultimus Fund Distributors, LLC will replace ALPS Distributors, Inc., as the Fund’s distributor, and Ultimus Fund Solutions, LLC will replace ALPS Fund Services, Inc., as the Fund’s administrator and fund accountant and will replace DST Systems, Inc. as the Fund’s transfer agent.

All references to the phone number (844) 292-0365 are removed and replaced with the following: (833) 415-1088

The paragraph “Securities Offered” on the cover page of the Prospectus is replaced in its entirety with the following:

Securities Offered.    The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund is authorized to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Ultimus Fund Distributors, LLC (the “Distributor”), under the terms of this Prospectus, an unlimited number of common shares of beneficial interest, at a price equal to the net asset value (“NAV”) per share. Shares are not subject to a sales load or early withdrawal charges. The Fund does not have a required minimum initial or subsequent investment amount. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use commercially reasonable efforts to sell the shares. See “Plan of Distribution.”

The section “Plan of Distribution” on page 5 of the Prospectus is replaced in its entirety with the following:

Ultimus Fund Distributors, LLC (the “Distributor”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as our principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of our shares on a best efforts basis, subject to various conditions. Our shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (“Financial Intermediaries”). The Fund is authorized to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. The Distributor uses its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

The Fund does not have a required minimum initial or subsequent investment amount.

The section “Administrator” on page 6 of the Prospectus is replaced in their entirety with the following:

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as administrator of the Fund. Pursuant to the Master Services Agreement, the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on its behalf. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV and will oversee the preparation and filing of the Fund’s tax returns, the payment of its expenses and the performance oversight of various third-party service providers.

In accordance with the Master Services Agreement, the Administrator will be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund.

In the section “Distribution Policy” on page 7 of the Prospectus, the reference to DST Systems, Inc., is replaced with Ultimus Fund Solutions, LLC.

In the section “EXAMPLE” on page 13 of the Prospectus the last paragraph is replaced in its entirety with the following:

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged Ultimus Fund Solutions, LLC, our transfer agent, currently $15.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.

The sections “MANAGEMENT OF THE FUND—Administrator” and “—Transfer Agent” on page 55 of the Prospectus are replaced in their entirety with the following:

Administrator

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as administrator of the Fund. Pursuant to the Master Services Agreement, the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on its behalf. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV and will oversee the preparation and filing of the Fund’s tax returns, the payment of its expenses and the performance oversight of various third-party service providers.

In accordance with the Master Services Agreement, the Administrator will be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears, in connection with providing services to the Fund.

Transfer Agent

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, serves as the Transfer Agent and dividend paying agent for the Fund.

The section “DISTRIBUTION REINVESTMENT POLICY” on page 63 of the Prospectus is replaced in its entirety with the following:

The Fund operates under a distribution reinvestment policy administered by Ultimus Fund Solutions, LLC (the “Transfer Agent”). Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Transfer Agent in writing at P.O. Box 541150, Omaha, NE 68154 or toll free at (833) 415-1088. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the distribution or the shareholder will receive such distribution in shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized newly issued shares from the Fund. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by our NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Transfer Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable under the distribution reinvestment policy for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Certain U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Transfer Agent at Flat Rock Opportunity Fund, P.O. Box 541150, Omaha, NE 68154. Certain transactions can be performed by calling the toll-free number (833) 415-1088.

The first two paragraphs under the section “PLAN OF DISTRIBUTION” on page 77 of the Prospectus are replaced in their entirety with the following:

Ultimus Fund Distributors, LLC (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor is an affiliate of the Fund’s Administrator.

To the extent fees are charged by Financial Intermediaries in connection with the offer or sale of the Fund’s shares, such fees will be borne by Flat Rock Global. None of the compensation paid to the Distributor for serving as our principal underwriter will be borne by the Fund.

The section “PLAN OF DISTRIBUTION—Purchasing Shares” beginning on page 77 of the Prospectus is replaced in its entirety with the following:

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. We may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on our NAV next computed after it is received by the Financial Intermediary.

An investor may make purchases directly from the Fund by mail, Automated Clearing House (“ACH”), or bank wire. Investors should contact the Transfer Agent to purchase directly from the Fund. Investors will be assessed fees for returned checks or ACH transactions and stop payment orders at prevailing rates charged by the Fund’s transfer agent. The returned check and stop payment fees are currently $25.00. The Fund has also authorized one or more brokers to accept purchase orders on its behalf and such brokers are authorized to designate intermediaries to accept purchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV next computed after the orders are received. Investors may also be charged a fee by a broker or agent if Shares are purchased through a broker or agent. The Fund reserves the right to (i) refuse to accept any request to purchase Shares of the Fund for any reason or (ii) suspend its offering of Shares at any time. The Fund does not have a required minimum initial or subsequent investment amount.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application. As requested on the account application, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at (833) 415-1088 for additional assistance when completing an account application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

By Mail

Payment for Shares must be made by check from a U.S. financial institution and payable in U.S. dollars. Cash, money orders, and traveler’s checks will not be accepted by the Fund. If checks are returned due to insufficient funds or other reasons, the investor’s purchase will be canceled, and the investor will also be responsible for any losses or expenses incurred by the Fund and the Fund’s transfer agent. The Fund will charge a $25 fee and may redeem Shares of the Fund already owned by the purchaser to recover any such loss. For regular mail orders, please complete an account application and mail it, along with a check made payable to the Fund, to:

Regular Mail	Overnight Mail
Flat Rock Opportunity Fund P. O. Box 541150 Omaha, NE 68154	Flat Rock Opportunity Fund c/o Ultimus Fund Solutions 4221 N. 203rd St., Suite 100 Elkhorn, NE 68022

The application must contain a valid Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”). If an investor has applied for a SSN or TIN at the time of completing the account application but has not received the number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN or TIN are met and the Fund has not been notified by the IRS that the investor is subject to back-up withholding.

By sending a check to the Fund, investors should be aware that they are authorizing the Fund to make a one-time electronic debit from their account at the financial institution indicated on their check. The bank account will be debited as early as the same day the Fund receives payment in the amount of the investor’s check. The original check will be destroyed once processed, and the investor will not receive the canceled check back. If the Fund cannot post the transaction electronically, the investor authorizes the Fund to present an image copy of the check for payment. Subsequent investments by check should identify the shareholder’s account number in a letter accompanying the check.

By Wire — Initial Investment

Investors may make an initial investment via wire if the order total is over $25,000. To make an initial investment by wire, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call us at (833) 415-1088 for wiring instructions and to notify us that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. We will normally accept wired funds for investment on the day received if they are received by our designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: [            ]
Account #: (number provided by calling toll-free number above)
Further Credit:
Flat Rock Opportunity Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling (833) 415-1088. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Cost Basis Reporting

Federal law requires that investment companies report their shareholders’ cost basis, gain/loss and holding period to the Internal Revenue Service on Shareholders’ Consolidated Form 1099s when “covered” securities are sold or repurchased. The Fund has chosen the average cost method as its default tax lot identification method for all shareholders. A tax lot identification method is the way the Fund will determine which specific shares are deemed to be repurchased when there are multiple purchases on different dates at differing net asset values, and the entire position is not repurchased at one time. The Fund’s standing tax lot identification method is the method by which covered shares will be reported on your Consolidated Form 1099 if you do not select a specific tax lot identification method. You may choose a method different from the Fund’s standing method and will be able to do so at the time of your purchase or upon the repurchase of covered shares.

For those securities defined as “covered” under current Internal Revenue Service cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Fund is not responsible for the reliability or accuracy of the information for those securities that are not “covered.” The Fund and its service providers do not provide tax advice. Investors should consult independent sources, which may include a tax professional, with respect to decisions with respect to choosing a tax lot identification method.

The reference to DST Systems, Inc. is removed from the first paragraph in the section “MANAGEMENT OF THE FUND—Board Role in Risk Oversight” on page S-17 of the SAI.

The section “INVESTMENT ADVISORY AND OTHER SERVICES—Administrator” on page S-22 of the SAI is replaced in its entirety with the following:

Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as administrator of the Fund. Pursuant to the Master Services Agreement, the Administrator will furnish the Fund with the provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on its behalf. In addition, the Administrator will perform the calculation and publication of the Fund’s NAV and will oversee the preparation and filing of the Fund’s tax returns, the payment of its expenses and the performance oversight of various third-party service providers.

In accordance with the Master Services Agreement, the Administrator is be paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears, in connection with providing services to the Fund.

For the fiscal year ended December 31, 2023, the prior administrator for the Fund (the “Prior Administrator”) received $449,634 in administration fees from the Fund. For the fiscal year ended December 31, 2022, the Prior Administrator received $388,757 in administration fees from the Fund. For the fiscal year ended December 31, 2021, the Prior Administrator received $282,492 in administration fees from the Fund.